Exhibit 99.1

2015-11-30

PRESS RELEASE

Publication of change in the total number of shares and votes in Oasmia

The total number of shares and votes in Oasmia Pharmaceutical AB (publ) amounts to 105,542,644 as of November 30, 2015. The increase in the number of shares is attributable to the IPO and listing on NASDAQ Capital Markets in the US carried out in October/November 2015, which comprised 7,684,500 shares.

A list of the company principal shareholders will be available at www.oasmia.com

For more information, please contact:

Anders Lundin, Chief Financial Officer

Mobile: +46 70 20 96 300

E-mail: anders.lundin@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM), the Frankfurt Stock Exchange (OMAX, ISIN SE0000722365) and NASDAQ Capital Markets (OASM).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08:30 CET on November 30, 2015.”